Exhibit 99.4

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
---------------------------------------X  In Proceeding for Reorganization under
In re:                                    Chapter 11 of the Bankruptcy Code
NANTUCKET INDUSTRIES, INC.,               CASE NO. 00 B 10867 (JHG)
                     Debtor.

---------------------------------------X

                   SECOND AMENDED JOINT PLAN OF REORGANIZATION

            Nantucket Industries, Inc., the Debtor herein, (the "Debtor") and Accutone, Inc. jointly propose the following Plan of Reorganization (the "Plan") pursuant to Section 1121 of the Bankruptcy Code:

                                    ARTICLE I

                                   DEFINITIONS

      For the purposes of this Plan, the following terms shall have the respective meanings hereinafter set forth:

      1.1 ACCUTONE refers to Accutone, Inc., a Pennsylvania corporation, which will be acquired by the Debtor upon the confirmation of the Plan.

      1.2 ALLOWED AMOUNT means (a) the amount of a Claim timely filed with the Clerk of the Bankruptcy Court or that is listed by the Debtor in its schedules filed with the Court (as they may be amended or supplemented from time to time in accordance with Bankruptcy Rule 1009) as undisputed, non-contingent or liquidated, as to which Claim (i) no objection to the allowance thereof has been interposed within any period of time fixed by the Bankruptcy Code, the Bankruptcy Rules or orders of the Court, or (ii) an objection has been interposed, which objection has been determined by a Final Order to the extent such objection is determined in favor of a claimant; or (c) the amount of an Administration Claim (i) as to which Claim no objection has been interposed within any period of time fixed by the Bankruptcy Code, the Bankruptcy Rules or orders of the Court, or (ii) as to which Claim an objection has been interposed, which objection has been determined by a Final Order to the extent such objection is determined in favor of the claimant, or (iii) with respect to fees and expenses of Professional Persons, the amount of such fees and expenses as allowed by a Final Order.

      1.3 ALLOWED CLAIM shall mean a Claim in an amount to the extent it has become an Allowed Amount.

      1.4 BANKRUPTCY CODE means the United States Bankruptcy Code, Title 11 of the United States Code.

      1.5 CASH shall mean cash, cash equivalents (including certified checks, wire transfers and money orders) and other assignable and readily marketable direct obligations of the United States of America and certificates of deposit issued by banks.

      1.6 CHAPTER 11 CASE means the instant case commenced by a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. ss.1101, et seq., on March 3, 2000 and pending in the United States Bankruptcy Court for the Southern District of New York.

      1.7 CLAIM has the meaning set forth in Section 101(5) of the Bankruptcy Code.

      1.8 CLASS means a category of holders of Claims which are substantially similar to other Claims in such Class.


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      1.9 CONFIRMATION DATE means the date of entry of an order of the Court confirming the Plan in accordance with the Bankruptcy Code.

      1.10 COURT means the United States Bankruptcy Court for the Southern District of New York or any other court having jurisdiction over the instant Chapter 11 Case.

      1.11 DISTRIBUTION DATE shall mean a date upon which the distribution provided for under the terms of the Plan shall be made, which shall be as soon as practicable following the Effective Date.

      1.12 EFFECTIVE DATE means the date upon which the order confirming the Plan becomes a Final Order.

      1.13 FINAL ORDER means an order of the Court which is no longer appealable pursuant to the applicable rules of procedure.

      1.14 GENERAL UNSECURED CLAIM means a Claim that is unsecured by property of the Debtor and that is not entitled to priority in distribution pursuant to Sections 503 or 507 of the Bankruptcy Code.

      1.15 PERSON means an individual, corporation, partnership, association, a joint stock company, a joint venture, an estate, a trust, an unincorporated organization or a governmental entity or any political subdivision thereof or any other entity.

      1.16 PLAN means this Plan of Reorganization, including such amendments and corrections as are permitted by the Court pursuant to Section 1127 of the Bankruptcy Code, or otherwise.

      1.17 PROFESSIONAL PERSONS means persons retained or to be compensated pursuant to Sections 327, 328, 330, and 331 and 503 (b) of the Bankruptcy Code.

      1.18 PRO RATA with respect to an allocation among several Persons of an aggregate amount, denotes an allocation to each such Person of a share of such aggregate amount equal to the product of (a) such aggregate amount, multiplied by (b) a fraction of which the numerator is the amount of such person's respective Claim, and the denominator is the total amount of the Claims of all Persons to whom Pro Rata shares are to be allocated.

      1.19 REQUESTS FOR PAYMENT means a debt asserted against the Debtor for goods, services or other consideration rendered after the commencement of the Case and prior to the Effective Date representing the actual and necessary costs and expenses of administration of the Debtor's estate referenced in Section 503 of the Bankruptcy Code.

      1.20 SECURED CLAIM or Allowed Secured Claim means a Claim to the extent that it is secured by an interest in property of the estate of the Debtor by means of the voluntary or involuntary conveyance of an interest in property of the estate such as a mortgage, judgment lien or otherwise.

      1.21 SHARES as used in this plan shall mean shares of common stock to be issued to creditors and current shareholders by the reorganized pursuant to 11 U.S.C. ss.1145 "free harbor" provision and shall be freely tradeable on the public securities markets to the extent allowed by law.

      1.22 SUBSIDIARIES refers to the subsidiaries of the Debtor to wit, Nantucket Mills, Inc., a Delaware corporation, Nantucket Hosiery, Inc., a Delaware corporation, Nantucket Hosiery Mills, Inc., a North Carolina corporation, and Nantucket Management, Inc., a New York, corporation.


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                                   ARTICLE II
                        DESIGNATION OF CLASSES OF CLAIMS

      For the purposes of the Plan, Claims are classified as follows:

      2.1 Class 1 shall consist of the Allowed Claims of governmental units the Claims of which are entitled to priority of distribution under Section 507(a)(8) of the Bankruptcy Code.

      2.2 Class 2 shall consist of NAN Investors, LP, to the extent it is a holder of an Allowed Secured claim.

      2.3 Class 3 shall consist of the holders of Allowed General Unsecured Claims.

      2.4 Class 4 shall consist of the holders of issued and outstanding shares of preferred stock in the Debtor.

      2.5 Class 5 shall consist of the holders of issued and outstanding shares of common stock in the Debtor.

                                   ARTICLE III
                  PROVISIONS FOR PAYMENT OF ADMINISTRATIVE DEBT

      3.1 Each holder of an Allowed Claim for an Administrative Expense including, without limitation, trustee's attorneys', accountants' and U.S. Trustee's fees to the extent awarded by the Bankruptcy Court, shall be paid on the Effective Date, or upon entry of an order allowing such claim, whichever shall be later, or as soon as practicable thereafter, in accordance with such terms as may be agreed upon by the Debtor and the holder of an Administrative Expense Claim.

      3.2 All trade and service debts and obligations, if any, incurred in the normal course of business by the Debtor during the reorganization Case shall be paid when due in the ordinary course of business.

      3.3 Notwithstanding the foregoing, any agreement for the payment of Administrative Debt will provide for the payment in full of all outstanding fees of the United States Trustee pursuant to 28 U.S.C. ss.1930(a)(6), which shall be paid on the Effective Date of the Plan and the Debtor or any successor thereto by merger, consolidation or otherwise, on or after the Effective Date, shall be liable for same, and the reorganized Debtor shall pay such fees until the entry of a final decree in this Case, or until the Case is converted to another chapter of the Bankruptcy Code or is dismissed.

                                   ARTICLE IV
                         TREATMENT OF PRIORITY TAX DEBT

      4.1 Holders of Class 1 Allowed Claims of governmental units shall be paid in full settlement and satisfaction of such claims by payment, on account of such claims, of deferred cash payments over a period of six years after the earlier of the date of assessment of such claim or the Effective Date of the Plan, together with interest at the rate provided for in the United States Tax Code as of the date of such payments.

                                    ARTICLE V
                            TREATMENT OF SECURED DEBT

      5.1 Holder of the Class 2 Secured Claim shall be permitted to liquidate the assets of the Debtor serving as collateral for its Allowed Claim in a commercially reasonable manner and to reduce its Claim thereby. The balance of its Claim remaining after application of the proceeds of the liquidation of the collateral, shall be treated as a Class 3 General Unsecured Claim.


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                                   ARTICLE VI
                     TREATMENT OF IMPAIRED CLASSES OF CLAIMS

      6.1 Holders of Class 3 Allowed General Unsecured Claims shall receive, in full settlement and satisfaction of their respective claims, one (1) Shares per $5.00 of Allowed General Unsecured Claim.

      6.2 Holders of Class 4 issued and outstanding shares of preferred stock in the Debtor shall receive, in full settlement and satisfaction of their liquidation preference and all other rights appurtenant to such shares, one (1) Share per $20.00 of liquidation preference currently held, and the currently outstanding shares of preferred stock shall be canceled of record.

      6.3 Holders of Class 5 issued and outstanding shares of common stock in the Debtor shall receive, in full settlement and satisfaction of their respective equity interests, one (1) Share per ten (10) shares of currently issued stock presently held, and the current outstanding common shares in the Debtor shall be canceled of record.

                                   ARTICLE VII
                         MEANS OF EXECUTION OF THE PLAN

      7.1 The assets of Accutone, Inc. shall be acquired by the Debtor consisting of its facilities, contracts, service agreements, accounts receivable, patent rights, customer lists, etc.

      7.2 All currently issued and outstanding shares of stock in the Debtor of all classes and all warrants, options, and subscriptions pertaining to the Debtor's equity interests shall be deemed canceled and rendered null and void.

      7.3 The reorganized Debtor shall issue 6 million Shares of common stock, out of the total number of shares authorized by the amended charter, as follows:

            a. approximately 714,840 Shares shall be issued to holders of Allowed Claims and Equity Interests in the Debtor in accordance with the terms of Article IV above;

            b. the balance of approximately 5,285,160 Shares shall be issued to the current equity interest holders of Accutone, Inc. in consideration of, and in exchange for, that entity.

      7.4 Intentionally left blank.

      7.5 The currently issued shares of stock in the Subsidiaries, all of which are held by the Debtor, shall be deemed canceled, null and void.

      7.6 Intentionally left blank.

      7.7 Pursuant to the provisions of Section 1145 of the Bankruptcy Code, the issuance, sale or resale of stock under this Plan is exempt from the securities laws of the United States and any state or local law requiring the registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker or dealer in a security or issuance, distribution or transfer of such security.

                                  ARTICLE VIII
                            MISCELLANEOUS PROVISIONS

      8.1 Modification of Plan After confirmation, subject to the approval of the Court, the Plan may be amended to remedy any defect or omission, or to reconcile any inconsistencies, in such manner as may be necessary to carry out the purposes of this Plan and of the Bankruptcy Code, so long as any such amendment does not materially or adversely affect the interests of creditors.

      8.2 Objections to Claims All objections to the allowance of Claims or interests shall be served and filed no later than 90 days following the Effective Date. Notwithstanding any other


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provisions of this Plan, disputed claims shall be paid in accordance with the provisions of the Plan upon their allowance by the Court. A reserve shall be maintained until final disposition by the Court for any claim to which an objection has been interposed.

      8.3 Untendered Shares Any shares in the Debtor that shall remain untendered for cancellation and replacement by Shares and Subsidiary Shares shall be deemed canceled, null and void and shall have no value other than for replacement and exchange in accordance with the terms of this Plan by a registered holder thereof through the authorized registration agent of the reorganized Debtor.

      8.4 No assumption of liability Accutone is not a principal of the Debtor and has no present interest in the Debtor and shall have no liability for any acts, omissions, Claims, debts or other obligations of the Debtor or any claims arising out of its agreement to be acquired by the Debtor until the Effective Date of the Plan and thereafter, only in a manner consistent with this Plan.

                                   ARTICLE IX
                      REJECTION OF ALL EXECUTORY CONTRACTS

      9.1 All executory contracts and leases shall be deemed rejected by the Debtor pursuant to ss.1123(b)(2) of the Bankruptcy Code, unless specifically assumed by order of the Court.

                                    ARTICLE X
                            RETENTION OF JURISDICTION

      10.1 The court shall retain jurisdiction of this Case pursuant to Sections 105(a) and 1127 of the Bankruptcy Code for the purposes set forth in said
Section 1127 and for the following purposes:

      a) to determine any and all objections to the allowance of Claims and interests;

      b) to determine any and all applications for allowance of compensation by Professional Persons;

      c) to determine any and all applications pending on the Confirmation Date for the rejection or the assumption and assignment of executory contracts and the allowance of any Claim resulting therefrom;

      d) to determine any and all controversies and disputes arising under, or in connection with the Plan, and such other matters as may be provided for in the order of confirmation;

      e) to determine any and all applications, adversary proceedings and litigated matters pending on the Confirmation Date;

      f) to correct any defect, cure any omission or reconcile an inconsistency in the Plan as may be necessary to carry out the purpose and intent of the Plan;

      g) to determine such other matters and for such other purposes as may be provided for in the order of confirmation.

Dated: New York, N.Y.
July 5, 2001


                                            NANTUCKET INDUSTRIES, INC.
KOERNER SILBERBERG & WEINER, LLP            The Debtor and Debtor in Possession
Attorney for Debtor and                     By: s/ John H. Treglia
  Debtor in Possession                      -----------------------------------
s/ Joseph L. Fox                            JOHN H. TREGLIA, President
--------------------------------            ACCUTONE, INC.
JOSEPH L. FOX, ESQ. (JF2313)                By: s/ John H. Treglia
112 Madison Avenue                          -----------------------------------
New York, New York 10016                    JOHN H. TREGLIA, President
(212) 689-4400


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